November 10, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beach

Re:	Hall of Fame Resort & Entertainment Company
Withdrawal of Acceleration Request – Registration Statement on Form S-1 (File No. 333-249133)

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on November 10, 2020 by the Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Registrant”), in which the Registrant and Maxim Group, LLC, (“Maxim”), as underwriter requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-249133) for 5:00 p.m., Eastern Standard Time, on Tuesday, November 10, 2020, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Maxim no longer requests that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Thank you for your assistance in this matter.

Sincerely,

Maxim Group LLC

By:	/s/ Clifford Teller
Name: Clifford Teller
Title: Executive Managing Director and Head of I Investment Banking